May 5, 2026

Jess Unruh
Chief Financial Officer
Green Dot Corporation
1675 N.Freedom Blvd (200 West) Building 1
Provo, Utah 84604

       Re: Green Dot Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2025
           Filed March 16, 2026
           File No. 001-34819
Dear Jess Unruh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance